Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0095 dated May 17, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0095 dated May 6, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
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Single Observation ELKS® Based on the Common Stock of Valero Energy Corporation Due November 21, 2013

PRICING TERMS – MAY 17, 2013
Underlying shares:	Shares of common stock of Valero Energy Corporation (NYSE symbol: "VLO")
Pricing date:	May 17, 2013
Issue date:	May 22, 2013 (three business days after the pricing date)
Valuation date:	November 18, 2013, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	November 21, 2013
Aggregate principal amount:	$10,030,000
Stated principal amount:	$10 per security
Coupon:	9.75% per annum (approximately 4.85% for the term of the securities).
Coupon payment dates:	Expected to be the 21st day of each month, commencing June 21, 2013 and ending on the maturity date
Payment at maturity:
For each $10 security you hold at maturity, the final coupon payment plus:
▪ If a downside event occurs:                a number of underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the final share price)
▪ If a downside event does not occur:    $10 in cash
You may lose some or all of your investment in the securities.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:	A downside event will occur if the final share price of the underlying shares is less than the downside threshold price.
Downside threshold price:	$32.96, 80% of the initial share price
Initial share price:	$41.20, the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Equity ratio:	0.24272, the stated principal amount divided by the initial share price
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The securities are designed to be held to maturity.
CUSIP / ISIN:	173095563 / US1730955630
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.15	$9.85
Total:	$10,030,000	$150,450	$9,879,550
(1) On the date of this pricing supplement, the estimated value of the securities is $9.775 per security.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate.  It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” the related pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. Unlike the coupon rate, the underwriting fee is not expressed on an annualized basis.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated May 6, 2013
Product Supplement No. ES-01-02 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. Valero Energy Corporation is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.